Exhibit 4.6

INDEPENDENT CONSULTING AGREEMENT AMENDING AGREEMENT

THIS AGREEMENT, effective as of ___________, 2021 (the “Effective Date”) is between:

DRAGANFLY INC.,

a company duly incorporated under the laws of the Province of British Columbia with a business address at 2108 St. George Avenue, Saskatoon, Saskatchewan S7M 0K7,

(Hereinafter referred to as the “Company”)

-and-

SCOTT LARSON

(Hereinafter referred to as the “Consultant”)

(collectively, the “Parties”)

WHEREAS:

A.	The Parties entered into an Independent Consulting Agreement dated July 3, 2020 (the “Independent Consultant Agreement”) setting out the terms and conditions of the Consultant’s engagement;

B.	The Company wishes to continue to engage the services of the Consultant, and the Consultant desires to continue to be engaged by the Company upon the terms and subject to the conditions of the Independent Consultant Agreement as amended by the terms of this Independent Consulting Agreement Amending Agreement hereinafter set forth;

NOW THEREFORE in consideration of the promises and the mutual covenants and agreements contained in this Independent Consulting Agreement Amending Agreement (this “Amending Agreement”), including the increase to the Consultant’s consulting fees and the grant of restricted share units, and in exchange for the Consultant’s continued engagement, the Parties agree to amend the Independent Consultant Agreement as follows:

1.	Provision 3.01 entitled “Salary Compensation” in the Independent Consultant Agreement will be replaced with the following:

Commencing on the Effective Date of the Amending Agreement, the Company shall pay Executive an annual base salary of CDN$250,000.00 (the “Base Salary”) per annum, payable monthly.

The Executive will also be eligible for an “Annual Bonus” of 100% of the Base Salary, for a total potential Annual Bonus of CDN$250,000.00. The Annual Bonus will be determined following the completion of the Company’s financial year each year, based on performance metrics to be determined by the Company’s compensation committee in its sole discretion. The Annual Bonus for 2021 shall be pro-rated to the date of the Amending Agreement.

The Base Salary and Annual Bonus shall be reviewed by the Company’s compensation committee following the completion of the Company’s financial year each year. The Annual Bonus, if deemed to be payable, will be due to the Executive regardless of whether the term has ended.

2.	Provision 3.02 entitled “Equity Awards” in the Independent Consultant Agreement will be replaced with the following:

Concurrent with the execution hereof and by virtue of Executive’s position, the Company will grant the Executive 500,000 stock options to acquire common shares of the Company (the “Stock Options”) which will vest after nine months from the Effective Date and any common shares resulting from the exercise of such Stock Options shall be pooled over a period of six months.

In addition to the Stock Options, subject to the receipt of all necessary regulatory approvals, the Company shall grant to the Executive 70,000 restricted share units (“RSU”) in Draganfly Inc., which shall vest and be governed in accordance with the Company’s RSU plan.

3.	All other terms and conditions of engagement set out in the Independent Consultant Agreement will remain unchanged and in effect.

4.	The Consultant hereby releases the Company from any and all claims it has or may have arising in any way out of the terms of this Amending Agreement or the changes to its engagement as set out herein, specifically includes any claims under any applicable human rights, workers’ compensation, employment standards, employment or labour legislation.

5.	This Amending Agreement amends the Independent Consultant Agreement. This Amending Agreement and the Independent Consultant Agreement shall be read together and constitute one agreement. The Parties agree that the terms of the Amending Agreement will be effective on the Effective Date.

6.	This Amending Agreement enures to the benefit of and binds the parties hereto and their respective heirs, executors, legal personal representatives, successors and permitted assigns.

7.	If there is a conflict between any provision of this Amending Agreement and any provision of the Independent Consultant Agreement, the relevant provision(s) of this Amending Agreement are to prevail.

8.	This Amending Agreement is governed by, and is to be construed and interpreted in accordance with the laws of British Columbia. The Parties irrevocably attorn to the jurisdiction to the Courts of the Province of British Columbia.

TO EVIDENCE THEIR AGREEMENT the parties have executed the Amending Agreement this _______ day of _____________ 2021:

DRAGANFLY INC.	SCOTT LARSON

Authorized Signatory	(Consultant Signature)
I have authority to bind the Corporation